EXHIBIT 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

Hangzhou, China – February 24, 2022 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights1

●	Total net revenues were RMB1.0 billion (US$164.6 million), representing a 22.6% increase from the same period in 2020.

o	Net revenues from learning services were RMB579.3 million (US$90.9 million), representing a 20.6% increase from the same period in 2020.

o	Net revenues from smart devices (formerly known as learning products) were RMB317.7 million (US$49.9 million), representing a 33.9% increase from the same period in 2020.

o	Net revenues from online marketing services were RMB151.8 million (US$23.8 million), representing a 10.2% increase from the same period in 2020.

●	Gross billings[2] increased by 37.3% year-over-year to RMB854.5 million (US$134.1 million).

●	Gross margin was 42.5%, compared with 46.7% for the same period in 2020.

1 In compliance with the Beijing AST Measures as previously disclosed, the Company had ceased offering the after-school tutoring services on academic subjects in China’s compulsory education system (the “Academic AST Business”) at the end of December 2021. The Academic AST Business met the criteria of discontinued operations. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results of the continuing operations. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

2 Gross billings is a non-GAAP financial measure. Gross billings for a specific period refers to the total amount of consideration for Youdao’s tutoring services sold mainly on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. See "Non-GAAP Measures" and "Unaudited Reconciliation of GAAP and non-GAAP Results" at the end of this press release.

Fiscal Year 2021 Financial Highlights

●	Total net revenues were RMB4.0 billion (US$630.2 million), representing a 58.9% increase from 2020.

o	Net revenues from learning services were RMB2.4 billion (US$383.1 million), representing a 61.3% increase from 2020.

o	Net revenues from smart devices were RMB980.4 million (US$153.9 million), representing an 81.6% increase from 2020.

o	Net revenues from online marketing services were RMB593.9 million (US$93.2 million), representing a 25.6% increase from 2020.

●	Gross billings increased by 26.5% year-over-year to RMB2.5 billion (US$395.4 million).

●	Gross margin was 49.5%, compared with 43.8% for 2020.

"We finished the fourth quarter and the whole fiscal year 2021 with strong financial results. We embraced the changes and committed to fully comply with the updated laws and government policies," said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao. "Total net revenues reached RMB1.0 billion in Q4, up 22.6% year-over-year. In Q4, we achieved positive operating cash flow. Operating cash inflow from continuing operations was RMB142.2 million, mainly due to strong revenue, and lower sales and marketing expenses incurred. Besides, Youdao was added to the MSCI China All Shares Small Cap Index as of market close on November 30, 2021.”

"Looking ahead, we are committed to compliance and focus on our growth areas, including smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. Education technology is in its early days, and we firmly believe it has a bright future." Dr. Zhou concluded.

Fourth Quarter 2021 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2021 were RMB1.0 billion (US$164.6 million), representing a 22.6% increase from RMB855.3 million for the same period of 2020.

Net revenues from learning services were RMB579.3 million (US$90.9 million) for the fourth quarter of 2021, representing a 20.6% increase from RMB480.2 million for the same period of 2020. The year-over-year growth from learning services was driven by the growth in paid student enrollments during the period in 2021.

Net revenues from smart devices were RMB317.7 million (US$49.9 million) for the fourth quarter of 2021, representing a 33.9% increase from RMB237.3 million for the same period of 2020, primarily driven by the substantial increase in sales volume of Youdao Dictionary Pen in the fourth quarter of 2021.

Net revenues from online marketing services were RMB151.8 million (US$23.8 million) for the fourth quarter of 2021, representing a 10.2% increase from RMB137.8 million for the same period of 2020.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2021 was RMB445.3 million (US$69.9 million), representing an 11.5% increase from RMB399.4 million for the same period of 2020. Gross margin decreased to 42.5% for the fourth quarter of 2021 from 46.7% for the same period of 2020.

Gross margin for learning services decreased to 51.4% for the fourth quarter of 2021 from 55.9% for the same period of 2020. The decrease was primarily due to the increase in employee headcount and related expenses in the fourth quarter of 2021.

Gross margin for smart devices decreased to 30.8% for the fourth quarter of 2021 from 39.5% for the same period of 2020. The decrease was due to the promotion on an earlier generation, which had lower gross margin.

Gross margin for online marketing services was 32.6% for the fourth quarter of 2021, compared with 26.9% for the same period of 2020. The increase was mainly attributable to higher sales of brand adverting services.

Operating Expenses

Total operating expenses for the fourth quarter of 2021 were RMB693.6 million (US$108.8 million), compared with RMB655.7 million for the same period of last year.

Sales and marketing expenses for the fourth quarter of 2021 were RMB420.4 million (US$66.0 million), representing a decrease of 17.7% from RMB511.1 million for the same period of 2020. This decrease was due to the reduction in marketing expenditures in tutoring services in the fourth quarter of 2021 due to the changing regulatory environment as previously disclosed.

Research and development expenses for the fourth quarter of 2021 were RMB170.2 million (US$26.7 million), representing an increase of 56.3% from RMB109.0 million for the same period of 2020. The increase was primarily due to higher payroll-related expenses associated with a larger number of course development and technology professionals.

General and administrative expenses for the fourth quarter of 2021 were RMB46.1 million (US$7.2 million), representing an increase of 29.4% from RMB35.6 million for the same period of 2020. The increase was mainly attributable to an increase in employee headcount and related expenses in the fourth quarter of 2021.

Impairment of intangible assets from business combination primarily reflects the impairment of the intangible assets related to a subsidiary acquired due to adverse development of its business and change of the regulation environment.

Loss from Operations

Loss from operations for the fourth quarter of 2021 was RMB248.3 million (US$39.0 million), compared with RMB256.2 million for the same period in 2020. The margin of loss from operations was 23.7%, compared with 30.0% for the same period of last year.

Net Loss from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net loss from continuing operations attributable to Youdao’s ordinary shareholders for the fourth quarter of 2021 was RMB215.9 million (US$33.9 million), compared with RMB251.2 million for the same period of last year. Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders for the fourth quarter of 2021 was RMB168.2 million (US$26.4 million), compared with of RMB238.1 million for the same period of last year.

Basic and diluted net loss per American Depositary Share (“ADS”) from continuing operations attributable to ordinary shareholders for the fourth quarter of 2021 was RMB1.75 (US$0.27), compared with RMB2.21 for the same period of 2020. Non-GAAP basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders was RMB1.37 (US$0.21), compared with RMB2.09 for the same period of 2020.

Balance Sheet

As of December 31, 2021, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB1.6 billion (US$247.4 million), compared with RMB1.2 billion as of December 31, 2020. For the fourth quarter of 2021, net cash provided by continuing operating activities was RMB142.2 million (US$22.3 million), capital expenditures totaled RMB14.1 million (US$2.2 million), and depreciation and amortization expenses amounted to RMB11.2 million (US$1.8 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. Since its formation, Youdao has received various financial support from the NetEase Group, among others, currently including RMB878.0 million short-term loans, US$40.0 million long-term loans with maturity dated March 31, 2024, drawn down under the US$300.0 million revolving loan facility. In support of Youdao’s future business, NetEase Group has agreed that the short-term loan will be automatically extended for a period of eleven months each time upon Youdao’s prior written request.

As of December 31, 2021, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB1.1 billion (US$167.2 million), compared with RMB894.2 million as of December 31, 2020.

Fiscal Year 2021 Financial Results

Net Revenues

Net revenues for 2021 were RMB4.0 billion (US$630.2 million), representing a 58.9% increase from RMB2.5 billion for 2020.

Net revenues from learning services were RMB2.4 billion (US$383.1 million) for 2021, representing a 61.3% increase from RMB1.5 billion for 2020. The increase was primarily attributable to increased revenues from tutoring services, which were further driven by the growth in paid student enrollments during the period in 2021.

Net revenues from smart devices were RMB980.4 million (US$153.9 million) for 2021, representing an 81.6% increase from RMB540.0 million for 2020. The increase was primarily driven by the substantial increase in sales volume of Youdao Dictionary Pen in 2021.

Net revenues from online marketing services were RMB593.9 million (US$93.2 million) for 2021, representing a 25.6% increase from RMB472.9 million for 2020. The increase was attributable to the increase in the sales of performance-based advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for 2021 was RMB2.0 billion (US$312.1 million), compared with RMB1.1 billion for 2020. Gross margin for 2021 was 49.5%, compared with 43.8% for 2020.

Gross margin for learning services increased to 59.8% for 2021 from 52.7% for 2020, primarily attributable to improved economies of scale and ongoing optimization of Youdao’s faculty compensation structure.

Gross margin for smart devices increased to 36.9% for 2021 from 34.1% for 2020, primarily attributable to the substantial rise in sales volume of Youdao Dictionary Pen 3.0, which carries a higher gross margin than other smart devices.

Gross margin for online marketing services was 28.1% for 2021, compared with 26.6% for 2020.

Operating Expenses

Total operating expenses for 2021 were RMB2.9 billion (US$460.1 million), representing an increase of 49.7%, compared with RMB2.0 billion for 2020.

Sales and marketing expenses for 2021 were RMB2.1 billion (US$326.0 million), representing an increase of 41.0%, compared with RMB1.5 billion for 2020. The increase was mainly driven by increased marketing staff compensation, as well as intensified sales and marketing efforts in 2021.

Research and development expenses for 2021 were RMB607.4 million (US$95.3 million), representing an increase of 63.2%, compared with RMB372.2 million for 2020. The increase was primarily due to higher payroll-related expenses associated with a larger number of course development and technology professionals.

General and administrative expenses for 2021 were RMB190.3 million (US$29.9 million), representing an increase of 68.2%, compared with RMB113.1 million for 2020. The increase was mainly attributable to an increase in employee headcount and related expenses in 2021.

Impairment of intangible assets from business combination primarily reflects the impairment of the intangible assets related to a subsidiary acquired due to adverse development of its business and change of the regulation environment.

Loss from Operations

Loss from operations for 2021 was RMB943.2 million (US$148.0 million), compared with RMB851.5 million for 2020. The margin of loss from operations was 23.5%, compared with 33.7% for 2020.

Net Loss from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net loss from continuing operations attributable to Youdao’s ordinary shareholders for 2021 was RMB895.4 million (US$140.5 million), compared with RMB798.5 million for 2020. Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders for 2021 was RMB788.3 million (US$123.7 million), compared with RMB762.0 million for 2020.

Basic and diluted net loss per ADS from continuing operations attributable to ordinary shareholders for 2021 was RMB7.36 (US$1.15), compared with RMB7.07 for 2020. Non-GAAP basic and diluted net loss per ADS from continuing operations attributable to ordinary shareholders was RMB6.48 (US$1.02), compared with RMB6.75 for 2020.

Operating Cash Flow from Continuing Operations

For 2021, net cash used in continuing operating activities was RMB623.6 million (US$97.8 million), capital expenditures totaled RMB64.1 million (US$10.1 million), and depreciation and amortization expenses amounted to RMB30.1 million (US$4.7 million).

Update on Disposal of Academic AST Business

Youdao has ceased offering the after-school tutoring services on academic subjects in China’s compulsory education system and completed the disposal of this business.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2021 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2021.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, February 24, 2022 (Beijing/Hong Kong Time: 7:00 p.m., Thursday, February 24, 2022). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	8171296

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until March 3, 2022:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	8171296

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao

Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines gross billings for a specific period as the total amount of consideration for tutoring courses sold mainly on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. The management uses gross billings as a performance measurement because the Company generally bills students for the entire course tuition at the time of sale of the courses and recognizes revenue proportionally over an average of the learning periods of different courses. Youdao defines non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets from business combination, impairment of long-term investments, impairment of intangible assets from business combination, adjustment for GAAP to non-GAAP reconciling items for the income/(loss) attributable to noncontrolling interests, and income tax effects of above GAAP to non-GAAP reconciling items. Non-GAAP net income/(loss) from continuing operations attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	609,199	322,777	50,651
Time deposits	263	268	42
Restricted cash	-	749,770	117,655
Short-term investments	584,999	503,831	79,062
Accounts receivable, net	268,830	248,339	38,970
Inventories, net	118,963	255,411	40,080
Amounts due from NetEase Group	4,081	6,192	972
Prepayment and other current assets	199,642	182,577	28,650
Assets held for sale	65,589	497	78
Total current assets	1,851,566	2,269,662	356,160

Non-current assets:
Property and equipment, net	40,173	80,315	12,603
Operating lease right-of-use assets, net	105,865	118,104	18,533
Other assets, net	67,181	164,898	25,876
Assets held for sale	5,463	1,088	171
Total non-current assets	218,682	364,405	57,183

Total assets	2,070,248	2,634,067	413,343

Liabilities, Mezzanine Equity and Shareholders' Deficits
Current liabilities:
Accounts payables	141,304	161,006	25,265
Payroll payable	209,603	277,383	43,527
Amounts due to NetEase Group	67,230	83,041	13,031
Contract liabilities	894,218	1,065,639	167,222
Taxes payable	54,895	53,323	8,368
Accrued liabilities and other payables	602,044	515,567	80,904
Short-term loans from NetEase Group	878,000	878,000	137,777
Liabilities held for sale	546,271	-	-
Total current liabilities	3,393,565	3,033,959	476,094

Non-current liabilities:
Long-term lease liabilities	79,748	73,070	11,466
Other non-current liabilities	4,043	2,411	378
Long-term loans from NetEase Group(2)	-	255,028	40,019
Total non-current liabilities	83,791	330,509	51,863

Total liabilities	3,477,356	3,364,468	527,957

Mezzanine equity(3)	-	78,592	12,333

Shareholders' deficit:
Youdao's shareholders' deficit	(1,408,105)	(807,067)	(126,645)
Noncontrolling interests	997	(1,926)	(302)
Total shareholders' deficit	(1,407,108)	(808,993)	(126,947)

Total liabilities, mezzanine equity and shareholders’ deficit	2,070,248	2,634,067	413,343

Note 1:

The conversion of Renminbi (RMB) into United States (USD) is based on the noon buying rate of USD1.00=RMB6.3726 on the last trading day of December (December 30, 2021) as set forth in the H. 10 statistical release of the U.S. Federal Reserve Board.

Note 2:

Representing US$40.0 million long-term loans with maturity dated March 31, 2024, drawn down under the US$300.0 million revolving loan facility with NetEase Group in the fourth quarter of 2021.

Note 3:

Representing redeemable noncontrolling interest arising from business acquisition.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	480,191	647,522	579,259	90,898	1,513,960	2,441,421
Smart devices	237,315	254,513	317,702	49,854	539,962	980,424
Online marketing services	137,837	137,040	151,836	23,826	472,884	593,949
Total net revenues	855,343	1,039,075	1,048,797	164,578	2,526,806	4,015,794

Cost of revenues (2)	(455,894)	(492,176)	(603,504)	(94,703)	(1,419,369)	(2,026,956)
Gross profit	399,449	546,899	445,293	69,875	1,107,437	1,988,838

Operating expenses:
Sales and marketing expenses (2)	(511,100)	(553,407)	(420,437)	(65,973)	(1,473,604)	(2,077,638)
Research and development expenses (2)	(108,950)	(163,627)	(170,245)	(26,715)	(372,184)	(607,373)
General and administrative expenses (2)	(35,631)	(55,612)	(46,112)	(7,236)	(113,106)	(190,297)
Impairment of intangible assets from business combination	—	—	(56,778)	(8,911)	—	(56,778)
Total operating expenses	(655,681)	(772,646)	(693,572)	(108,835)	(1,958,894)	(2,932,086)
Loss from operations	(256,232)	(225,747)	(248,279)	(38,960)	(851,457)	(943,248)

Interest income	3,673	5,959	3,012	473	25,524	18,780
Interest expense	(7,846)	(7,835)	(8,428)	(1,323)	(31,215)	(31,644)
Others, net	9,505	614	12,339	1,936	61,052	36,673
Loss before tax	(250,900)	(227,009)	(241,356)	(37,874)	(796,096)	(919,439)

Income tax (expense)/benefit	(495)	(2,590)	556	87	(2,929)	(6,648)
Net loss from continuing operations	(251,395)	(229,599)	(240,800)	(37,787)	(799,025)	(926,087)
Net (loss)/income from discontinued operations	(196,539)	96,447	199,290	31,273	(954,327)	(100,267)
Net loss	(447,934)	(133,152)	(41,510)	(6,514)	(1,753,352)	(1,026,354)
Net loss attributable to noncontrolling interests	180	4,254	24,897	3,907	563	30,699
Net loss attributable to ordinary shareholders of the Company	(447,754)	(128,898)	(16,613)	(2,607)	(1,752,789)	(995,655)
Including:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(251,215)	(225,345)	(215,903)	(33,880)	(798,462)	(895,388)
Net (loss)/income from discontinued operations attributable to ordinary shareholders of the Company	(196,539)	96,447	199,290	31,273	(954,327)	(100,267)

Basic net (loss)/income per ADS	(3.93)	(1.05)	(0.13)	(0.02)	(15.53)	(8.18)
-Continuing operations	(2.21)	(1.84)	(1.75)	(0.27)	(7.07)	(7.36)
-Discontinued operations	(1.72)	0.79	1.62	0.25	(8.46)	(0.82)
Diluted net (loss)/income per ADS	(3.93)	(1.05)	(0.13)	(0.02)	(15.53)	(8.18)
-Continuing operations	(2.21)	(1.84)	(1.75)	(0.27)	(7.07)	(7.36)
-Discontinued operations	(1.72)	0.79	1.62	0.25	(8.46)	(0.82)

Shares used in computing basic net (loss)/income per ADS	113,898,308	122,715,264	123,193,273	123,193,273	112,864,452	121,650,907
Shares used in computing diluted net (loss)/income per ADS	113,898,308	122,715,264	123,193,273	123,193,273	112,864,452	121,650,907

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.3726 on the last trading day of December (December 30, 2021) as set forth in the H. 10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	1,559	1,356	3,249	510	4,641	7,862
Sales and marketing expenses	1,674	2,678	2,800	439	4,821	10,521
Research and development expenses	8,881	7,641	8,735	1,371	19,738	33,775
General and administrative expenses	975	5,984	5,449	855	7,225	20,043

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	480,191	647,522	579,259	90,898	1,513,960	2,441,421
Smart devices	237,315	254,513	317,702	49,854	539,962	980,424
Online marketing services	137,837	137,040	151,836	23,826	472,884	593,949
Total net revenues	855,343	1,039,075	1,048,797	164,578	2,526,806	4,015,794

Cost of revenues
Learning services	211,600	226,543	281,433	44,163	716,504	980,700
Smart devices	143,545	168,637	219,703	34,476	355,970	618,925
Online marketing services	100,749	96,996	102,368	16,064	346,895	427,331
Total cost of revenues	455,894	492,176	603,504	94,703	1,419,369	2,026,956

Gross margin
Learning services	55.9%	65.0%	51.4%	51.4%	52.7%	59.8%
Smart devices	39.5%	33.7%	30.8%	30.8%	34.1%	36.9%
Online marketing services	26.9%	29.2%	32.6%	32.6%	26.6%	28.1%
Total gross margin	46.7%	52.6%	42.5%	42.5%	43.8%	49.5%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues of tutoring services	440,826	600,391	528,788	82,978	1,369,010	2,271,036
Add: value-added tax	35,230	29,185	48,371	7,590	112,759	142,615
ending deferred revenue	809,770	696,559	973,947	152,834	809,770	973,947
Less: beginning deferred revenue	(663,422)	(752,231)	(696,559)	(109,305)	(299,460)	(809,770)
deferred revenue from acquired subsidiaries	—	(58,295)	—	—	—	(58,295)
Non-GAAP gross billings	622,404	515,609	854,547	134,097	1,992,079	2,519,533

Net loss from continuing operations attributable to ordinary shareholders of the Company	(251,215)	(225,345)	(215,903)	(33,880)	(798,462)	(895,388)
Add: share-based compensation	13,089	17,659	20,233	3,175	36,425	72,201
amortization of intangible assets from business combination	—	996	1,976	310	—	2,972
impairment of long-term investments	—	7,000	—	—	—	7,000
impairment of intangible assets from business combination		—	56,778	8,911	—	56,778
Less: tax effects on non-GAAP adjustments	—	(149)	(8,813)	(1,383)	—	(8,962)
GAAP to non-GAAP reconciling items for the loss attributable to noncontrolling interests	—	(381)	(22,473)	(3,528)	—	(22,854)
Non-GAAP net loss from continuing operations attributable to ordinary shareholders of the Company	(238,126)	(200,220)	(168,202)	(26,395)	(762,037)	(788,253)

Non-GAAP basic net loss from continuing operations per ADS	(2.09)	(1.63)	(1.37)	(0.21)	(6.75)	(6.48)
Non-GAAP diluted net loss from continuing operations per ADS	(2.09)	(1.63)	(1.37)	(0.21)	(6.75)	(6.48)